SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.                 )*

Pubco Corporation

(Name of  Subject Company (Issuer))

Pubco Corporation

(Names of Filing Persons (Offeror))

Common Stock, par value $.01 per share

Class B Stock, par value $.01 per share

(Title of Class of Securities)

744378803

744378886

(CUSIP Number of Class of Securities)

Jay A. Goldblatt

Pubco Corporation

3830 Kelley Avenue

Cleveland OH 44114

(216) 426-5565

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* $1,000,000       |          Amount of Filing Fee $92.00

*Assumes the purchase of all 100,000 shares for which the offer is made at $10 per share in cash.

[  X ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __$92.00______________   Filing Party: ___Pubco Corporation___________

Form or Registration No.:__SC TO-I_____________  Date Filed:   ___May 23rd 2002_______________

[   ]

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]

third-party tender offer subject to Rule 14d-1.

[X]

issuer tender offer subject to Rule 13e-4.

[X]

going-private transaction subject to Rule 13e-3.

[   ]

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

This is a Tender Offer Statement on Schedule TO of Pubco Corporation, a Delaware corporation (“Purchaser” or the “Company”). This Schedule TO relates to the offer by the Purchaser to purchase up to a total of 100,000 shares of its Common Stock, par value $.01 per share and its Class B Stock, par value $.01 per share, at $10 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, (which together with any amendments or supplements thereto, collectively constitute the ‘Offer”). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. Pubco Corporation is the issuer. The Company’s principal executive offices are located at 3830 Kelley Avenue, Cleveland, Ohio 44114. The telephone number of the Company is (216)881-5300.

(b) Securities. The securities that are the subject of the Offer are Common Stock, par value $.01 per share and Class B Stock, par value $.01 per share. As of May 1, 2002 there were 2,965,191 shares of such Common Stock issued and outstanding and 547,333 shares of such Class B Stock issued and outstanding.

(c) Trading Market. The information set forth in the Offer to Purchase under the caption “INFORMATION ABOUT PUBCO – Company Information – SECURITIES AND TRADING MARKET” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Pubco Corporation is the filing person and the subject company. The Company’s principal executive offices are located at 3830 Kelley Avenue, Cleveland, Ohio 44114. The telephone number of the Company is (216)881-5300. The information set forth in the Offer to Purchase under the caption “INFORMATION ABOUT PUBCO – Company Information –Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the cover page to the Offer to Purchase, and under the captions “THE TENDER OFFER”, “SPECIAL FACTORS – United States Federal Income Tax Consequences” and “INFORMATION ABOUT PUBCO – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Purchase under the caption “INFORMATION ABOUT PUBCO - Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS – Reasons for the Tender Offer-Income Tax Benefits to Pubco”, “SPECIAL FACTORS – Reasons for the Tender Offer-Liquidity to Shareholders”, and “SPECIAL FACTORS – Effects of the Tender Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the Offer to Purchase under the captions “THE TENDER OFFER – Conditions of the Tender Offer” and “THE TENDER OFFER – Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in the Securities of the Subject Company.

The information set forth in the Offer to Purchase under the caption “INFORMATION ABOUT PUBCO – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Offer to Purchase under the caption “IMPORTANT” is incorporated herein by reference.

Item 10. Financial Statements.

The information set forth in the Offer to Purchase under the caption “INFORMATION ABOUT PUBCO – Financial Information; Documents Incorporated by Reference” is incorporated herein by reference.

Item 11. Additional Information.

The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER – Compliance with Law” is incorporated herein by reference. Any information in the Offer to Purchase and the accompanying Letter of Transmittal not otherwise specifically incorporated herein is incorporated herein by reference. Matters involving margin requirements, anti-trust laws and pending legal proceedings related to the tender offer are not applicable.

Item 12. Exhibits.

Exhibit No.

Description

(a) (1) (A)

Offer to Purchase dated May 23, 2002

(a) (1) (B)

Form of Letter of Transmittal

(a) (1) (C)

Form of Notice of Guaranteed Delivery

(a) (1) (D)

From of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a) (1) (E)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a) (1) (F)

Press Release dated May 23, 2002 issued by the Company

(a) (1) (G)

Form of letter to the Company’s shareholders

Item 13. Information Required by Schedule 13E-3.

Item 2. Subject Company Information.

(d) Dividends. The information set forth in the Offer to Purchase under the caption “INFORMATION ABOUT PUBCO – Company Information –

DIVIDENDS” is incorporated herein by reference.

(e) Prior Public Offerings. NA

(f) Prior Stock Purchases. The information set forth in the Offer to Purchase under the caption “INFORMATION ABOUT PUBCO – Company Information –

PRIOR SHARE PURCHASES” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(c) Different Terms. NA

(d) The information set forth in the Offer to Purchase under the caption “THE

TENDER OFFER – Proration” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for listing or Trading. NA

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the caption “INFORMATION ABOUT PUBCO - Past Contacts, Transactions,

Negotiations and Agreements” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Offer to

Purchase under the caption “INFORMATION ABOUT PUBCO - Past Contacts,

Transactions, Negotiations and Agreements” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

The information set forth in the Offer to Purchase under the captions “SPECIAL

FACTORS – Reasons for the Tender Offer-Income tax Benefits to Pubco”,

“SPECIAL FACTORS – Reasons for the Tender Offer-Liquidity to

Shareholders”, and “SPECIAL FACTORS – Effects of the Tender Offer” is

incorporated herein by reference.

Item 8. Fairness of the Transaction.

The information set forth in the Offer to Purchase under the captions “SPECIAL

FACTORS – Fairness of the Tender Offer” and “SPECIAL FACTORS –

Approval of Security Holders” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

The information set forth in the Offer to Purchase under the caption “SPECIAL

FACTORS – Reports, Opinions and Appraisals” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

The information set forth in the cover page to the Offer to Purchase and under the caption “INFORMATION ABOUT PUBCO – Security Ownership of Certain

Beneficial Owners and Management” is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pubco Corporation

By /s/ Robert H. Kanner

Dated: May 23, 2002

Robert H. Kanner, President

Index to Exhibits

Exhibit No.

Description

(a) (1) (A)

Offer to Purchase dated May 23, 2002

(a) (1) (B)

Form of Letter of Transmittal

(a) (1) (C)

Form of Notice of Guaranteed Delivery

(a) (1) (D)

From of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a) (1) (E)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a) (1) (F)

Press Release dated May 23, 2002 issued by the Company

(a) (1) (G)

Form of letter to the Company’s shareholders

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